PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 11, 2024)	Registration No. 333-278977

Nano Labs Ltd

6,521,737 Class A Ordinary Shares

This Prospectus Supplement No. 1 is being filed to update and supplement the information contained in the prospectus dated July 11, 2024 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1, as amended and supplemented (File No. 333-278977) (the “Registration Statement”) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on July 12, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 1.

The Prospectus and this Prospectus Supplement No. 1 relate to the proposed resale or other disposition of 6,521,737 Class A ordinary shares issuable upon the exercise of warrants, or the Warrants, by the selling shareholders identified in the Prospectus. The selling shareholders acquired the Warrants from us pursuant to certain securities purchase agreement, dated as of April 11, 2024, by and among us and the purchasers named therein, or the Securities Purchase Agreement, in a private placement offering, or the Private Placement. We are not selling any Class A ordinary shares under the Prospectus and will not receive any of the proceeds from the sale or other disposition of Class A ordinary shares by the selling shareholders. However, we will receive proceeds from the exercise, if ever exercised, of the Warrants. The selling shareholders or their pledgees, assignees or successors-in-interest may offer and sell or otherwise dispose of the ordinary shares described in the Prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of Class A ordinary shares. We will bear all other costs, expenses and fees in connection with the registration of the shares. See “Plan of Distribution” beginning on page 130 of the Prospectus for more information about how the selling shareholders may sell or dispose of their Class A ordinary shares.

There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants or that they will exercise any or all of them for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A ordinary shares. Based on the closing price of our Class A ordinary shares at US$0.4099 on July 12, 2024, which is less than the exercise price of $1.26 per share pursuant to the terms of the Warrants, we believe holders of the Warrants will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants. The amount of cash we would receive from the exercise of the Warrants will decrease to the extent that Warrants are exercised on a cashless basis.

This Prospectus Supplement No. 1 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.

Our Class A ordinary shares are listed on the NASDAQ Global Market under the symbol “NA.” The closing price for our Class A ordinary shares on July 12, 2024 was US$0.4099 per Class A ordinary share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 15, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

Peoples Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

The document attached as Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the Companys Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on August 14, 2023 (Registration No. 333-273968) and a prospectus supplement dated April 11, 2024 thereunder, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2024	Nano Labs Ltd

	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1

Nano Labs Announces Receipt of Deficiency Letters from Nasdaq

HANGZHOU, China, July 12, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that it received a notification letter dated July 11, 2024 (the “Deficiency Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5450(b)(2)(C) for continued listing due to its failure to maintain a minimum of Market Value of Publicly Held Shares (“MVPHS”) of US$15.0 million.

The Deficiency Letter does not result in the immediate delisting of the Company’s Class A ordinary shares on the Nasdaq Global Market. The Company has 180 calendar days from the date of the Deficiency Letters, or until January 7, 2025 (the “Compliance Period”), to regain compliance the minimum MVPHS requirement. If at any time during the Compliance Period, the Company’s MVPHS is at least US$15.0 million for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance with the minimum MVPHS requirement, and the matter will be closed. The Company’s management is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Global Market.

This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. For more information, please visit the Company’s website at: ir.nano.cn.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Risks and uncertainties that may cause such differences include, among other things: satisfaction of customary closing conditions related to the offering and the sale of the securities and Nano Lab’s ability to complete the offering. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com